UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Amendment No. 1

Under the Securities Exchange Act of 1934
Trans-Lux Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

893247106
(CUSIP Number)

Copy To: Richard A. Friedman, Esq. Marcelle S. Balcombe, Esq. Sichenzia Ross Friedman Ference LLP 61 Broadway, 32nd Flr New York, NY 10006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893247106

1	NAMES OF REPORTING PERSONS Henry Hackel I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
425,750
	8	SHARED VOTING POWER
847,295
	9	SOLE DISPOSITIVE POWER
425,750
	10	SHARED DISPOSITIVE POWER
847,295
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,273,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.99% (based on 25,511,923 shares of Common Stock issued and outstanding)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 893247106

1	NAMES OF REPORTING PERSONS The Hackel Family Associates I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
847,295
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
847,295
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
847,295
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.32% (based on 25,511,923 shares of Common Stock issued and outstanding)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

Explanatory Note

 This Amendment to Schedule 13D is being filed to report a material change in the percentage of shares of the Issuer’s Common Stock beneficially owned or deemed to be beneficially owned by the Reporting Person. Effective July 2, 2012, Issuer issued an additional 20,825,000 shares of common stock upon conversion of previously issued shares of  416,500 Preferred Stock. Accordingly, the Reporting Person beneficially owns or is deemed to be beneficially own less than five percent of the class of securities of the Issuer.

Item 1.Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share (the "Shares"), of Trans-Lux Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 26 Pearl Street, Norwalk, CT 06850-1647.

Item 2.Identity and Background

(a) This statement is being filed by Henry Hackel and Hackel Family Associates (hereinafter referred to as the “Reporting Persons”);

(b)  The principal business address of the Reporting Persons is 80 Broad Street, New York, NY 10004-3303;

(c)  Henry Hackel is the President of R.F. Lafferty & Co., Inc.  R.F. Lafferty & Co., Inc. is a New York based broker-dealer;

(d)  The Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years;

(e)  The Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

(f) Henry Hackel is a citizen of the United States. Hackel Family Associates is limited liability company formed under the laws of New York.

Item 3.Source and Amount of Funds or Other Considerations

Henry Hackel holds an aggregate of 425,750 shares which represents 1.7% ownership of the Issuer, 69,000 shares which were acquired in open market transactions utilizing his personal funds and 356,750 shares which were acquired pursuant to a bond exchange effected on November 14, 2011.  The Hackel Family Associates holds a warrant to purchase 1,000,000 shares of common stock of the Issuer at an exercise price of $1.00. The warrants were acquired in connection with the Hackel Family Associates subscription for a promissory note in the principal amount of $650,000.

The above does not include a warrant to purchase 24 Units (each Unit consisting of (a) fifty thousand (50,000) shares of the Issuer’s common stock, par value $0.001 per share, and (b) ten thousand (10,000) warrants to purchase (i) one fully paid and nonassessable share of Common Stock, and (ii) one to purchase one fully paid and nonassessable share of Common Stock) issued to RF Lafferty & Co., Inc. Henry Hackel holds the voting and dispositive power over shares held by RF Lafferty and Hackel Family Associates.

No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.Purpose of Transaction

The Reporting Persons acquired the securities referred to in this Schedule 13D for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Depending on market conditions and other factors, the Reporting Persons may purchase additional shares of Common Stock.  Subject to the availability of Common Stock at prices deemed favorable by the Reporting Persons, the Reporting Persons’ liquidity, the financial condition and results of operations of the Issuer, and general economic and market conditions prevailing at the time, the Reporting Persons reserve the right to, and may in the future, purchase additional shares of Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

The Reporting Persons do not have any present plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which m ay impede the acquisition or control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5.Interest in Securities of the Issuer

Henry Hackel beneficially owns 425,750 of the issued and outstanding common stock of the Issuer and has the sole power to vote or dispose of the shares. The Hackel Family Associates holds a warrant to purchase 1,000,000 shares of common stock of the Issuer at an exercise price of $1.00 per share.

The above does not include a warrant to purchase 24 Units (each Unit consisting of (a) fifty thousand (50,000) shares of the Issuer’s common stock, par value $1.00 per share, and (b) ten thousand (10,000) warrants to purchase (i) one fully paid and nonassessable share of Common Stock, and (ii) one to purchase one fully paid and nonassessable share of Common Stock) issued to RF Lafferty & Co., Inc. The foregoing warrant contains a beneficial ownership limitation of 4.99%. Henry Hackel holds the voting and dispositive power over shares held by RF Lafferty.

Other than the foregoing and the transaction described in Item 3, the Reporting Persons have not effected any other transaction  with respect to the Common Stock of the Issuer.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person or entity with respect to any securities of the Issuer.

Item 7.Material to Be Filed as Exhibits

N/A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 24, 2012

By:	/s/ Henry Hackel
Name: Henry Hackel

Hackel Family Associates

By:	/s/ Henry Hackel
Name: Henry Hackel